City of Buenos Aires, June 24th, 2021

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of Edenor’s Class A Shares.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) regarding the relevant event published on December 28th, 2020 (the “Relevant Event”), and complying with regulations as per section 2, Chapter I Title XII (T.O. 2013) of the National Securities Commission (Comisión Nacional de Valores). The capitalized terms used herein that are not defined herein shall have the respective meanings set forth in the Relevant Event.

To this regard, we inform that on the date hereon, the Resolution N° 207/2021 issued by the National Electricity Regulatory Entity (Ente Nacional Regulador de la Electricidad) was published in the Official Gazette (Boletín Oficial), approving the sale of the Class A common shares representing 51% of the capital stock and votes of Empresa Distribuidora y Comercializadora Norte S.A. to Empresa de Energía del Cono Sur S.A., in accordance with the shares purchase and sale agreement executed on December 28th, 2020.

Sincerely.

María Agustina Montes

Head of Market Relations